18000728

SECUR

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SEC FILE NUMBER
8 - 48572

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western International Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 South Lake Avenue 7th Floor
(No. and Street)

Pasadena (City) CA (State) 91101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald M. Bizub (626) 793-7717
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farber Hass Hurley LLP
(Name -- *if individual, state last, first, middle name*)

9301 Oakdale Avenue, Suite # 230 (Address) Chatsworth (City) CA (State) 91311 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
JUN 22 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 22 2018
DIVISION OF TRADING & MARKETS

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ayc 6/27/18

OATH OR AFFIRMATION

I, Donald M. Bizub, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western International Securities, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JOY S. CLARK
COMM. # 2107386
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. April 17, 2019

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 12 day of June, 20 18, by Donald M. Bizub, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JOY S. CLARK
COMM. # 2107356
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. April 17, 2019

(Seal) Signature [signature]

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Western International Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Western International Securities, Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Western International Securities, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Western International Securities, Inc.'s management. Our responsibility is to express an opinion on Western International Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Western International Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

We have served as Western International Securities, Inc.'s auditor since 2016.
Chatsworth, California
March 29, 2018

WESTERN INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS	
Cash and cash equivalents	$ 5,490,942
Commissions receivable	1,780,642
Due from registered representatives, net	303,669
Deposits at clearing brokers	800,000
Due from clearing brokers	2,679,620
Other receivables	16,822
Securities owned, at fair value	2,301,814
Property and equipment, net	163,666
Deposits and other assets	353,072
Customer list, net	702,132
Deferred tax assets	1,190,300
Total Assets	$ 15,782,679
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Due to clearing broker	$ 307,402
Commissions payable	2,918,790
Accounts payable and accrued expenses	4,677,933
Income taxes payable	2,667,744
Securities sold short, not yet purchased, at fair value	308,091
Deferred revenue	30,383
Total liabilities	10,910,343
Commitments and contingencies (see Note 9)	
Stockholder's equity	
Common stock, $0.01 par value, 250,000 shares authorized, 3,000 shares issued and outstanding	30
Additional paid-in capital	1,392,567
Retained earnings	3,479,739
Total stockholder's equity	4,872,336
Total Liabilities and Stockholder's Equity	$ 15,782,679

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Western International Securities, Inc. (the "Company") was incorporated in the state of Colorado in 1995 as a wholly-owned subsidiary of Concept Brokerage Holding Corporation (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a Registered Investment Advisor pursuant to the Investment Advisors Act of 1940. The Company executes and clears its securities transactions on a fully disclosed basis with clearing brokers.

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America in conformity with U.S. generally accepted accounting (U.S. "GAAP").

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased as well as money market mutual funds to be cash equivalents.

Valuation of Investments in Securities and Securities Sold Short at Fair Value

In accordance with ASC 820, *Fair Value Measurements*, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. The Company uses a fair value hierarchy for inputs in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Nature of operations and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities Sold Short at Fair Value (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

<u>U.S. Treasury securities</u>

U.S. Treasury securities, U.S. Treasury bills, notes and bonds are classified as Level 1 of the fair value hierarchy and are valued based on quoted market prices in active markets.

<u>Common Stock</u>

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

1. Nature of operations and summary of significant accounting policies (continued)

Municipal Bonds

The fair value of municipal bonds is estimated using recently executed transactions, market price quotations, and pricing models that factor in, where applicable, observable inputs such as interest rates, yields, and spreads. If observable inputs for a specific bond are not available, pricing models used to consider inputs from similar bonds that have comparable interest rates, maturity, yields, credit risk, etc. are factored into the model. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Revenue Recognition

Commission revenue represents revenue from introducing trades and is recognized on a trade date basis. Money management fees are typically received monthly or quarterly, and are recognized as earned on a pro-rata basis over the term of the contract. Such fees are primarily based on percentages of the market value of assets under management. Other revenue includes various transaction and service fees charged to the firm's independent brokers, shared revenues associated with customer accounts, interest income and other items. Proprietary trading revenue includes realized and unrealized gains and losses on Company proprietary trading accounts and is recognized on a trade date basis.

Commissions Receivable and Payable

Commissions receivable represents commissions earned by the Company from brokerage transactions not yet received from clearing brokers or direct sponsors. No allowance was deemed necessary as of December 31, 2017 since the Company has determined all commissions receivable to be collectible.

Commissions payable represents commissions earned by the Company's advisors but not yet paid by the Company.

Due from Registered Representatives, net

Due from registered representatives represents receivables from representatives for advances of commissions or outstanding loan balances. The amount due is net of the allowance for doubtful accounts, which is the Company's best estimate of the amount of credit losses in the Company's existing due from registered representatives balance. The allowance is determined on an individual basis upon review of the probability that a registered representative will not repay all of the balance due. A receivable is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due. As of December 31, 2017, the allowance for doubtful accounts was $718,673.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Realized gains and losses from securities transactions are reported on a first-in, first-out basis.

1. Nature of operations and summary of significant accounting policies (continued)

Property and Equipment

Property and equipment, consisting of computer equipment, furniture and leasehold improvements, is stated at cost less accumulated depreciation and amortization. Betterments to property and equipment are capitalized. Repairs and maintenance costs are charged to expense as incurred. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Method
Furniture	5 years	Straight-line
Computer equipment	5 years	Straight-line
Leasehold improvements	7 years	Straight-line
Computer software	3 years	Straight-line

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets, such as property and equipment, may be impaired, an evaluation of recoverability is performed. As of December 31, 2017, management has determined that the Company's assets are not impaired.

Income Taxes

The Company files a consolidated income tax return with its Parent. The accompanying financial statements provide for income taxes as if the Company filed a separate return as a C- corporation. Income taxes are accounted for in accordance with GAAP, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes (continued)

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending retained earnings. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2017. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Parent files its income tax returns with U.S. federal and state jurisdictions. These returns remain subject to examinations from 2013 through the current year. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

2. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or clearing broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Pursuant to clearing agreements, the Company introduces its securities transactions to National Financial Services, LLC, Pershing LLC and Wedbush Securities Inc., its clearing brokers, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearing agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, that the clearing brokers may sustain from carrying securities transactions introduced by the Company, and to maintain certain minimum balances. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

From time to time, the Company will maintain cash balances in a financial institution that may exceed the Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000. The Company is also a member of the Securities Investor Corporation ("SIPC"), with coverage of $500,000. The Company has not experienced any losses in such accounts.

3. Due from clearing brokers

Due from clearing brokers represents receivables due from the Company's clearing brokers. Certain balances at the Company's clearing brokers are restricted to comply with the Proprietary Account of Introducing Broker Agreements with the clearing brokers. Amounts due from brokers may be restricted to the extent that they serve as deposits for securities sold short.

4. Fair value measurements

The Company's assets and liabilities, recorded at fair value, have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 1 for a discussion of the Company's significant accounting policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2017:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2017
Assets				
Securities owned, at fair value				
State and municipal bond obligations				
Connecticut	$ -	$ 124,423	$ -	$ 124,423
District of Columbia	-	105,540	-	105,540
Florida	-	256,491	-	256,491
Massachuttes	-	247,068	-	247,068
New Jersey	-	83,032	-	83,032
Pennsylvannia	-	162,192	-	162,192
Oklahoma	-	92,558	-	92,558
Oregon	-	260,212	-	260,212
Other	-	703,084	-	703,084
Corporate Bonds	-	93,306	-	93,306
Common stock and Exchange traded funds	171,859	-	-	171,859
Total securities owned, at fair value	$ 171,859	$ 2,127,906	$ -	$ 2,299,765
Cash equivalents	$ 88,306	$ -	$ -	$ 88,306
Total Assets	$ 260,165	$ 2,127,906	$ -	$ 2,388,071
Liabilities				
Securities sold short, not yet purchased, at fair value				
U.S. Treasury Securities	$ 119,054	$ -	$ -	$ 119,054
Common Stock	189,037	-	-	189,037
Total Liabilities	$ 308,091	$ -	$ -	$ 308,091

Realized and unrealized gains and losses are included in proprietary trading revenue in the statement of income.

5. Property and equipment

Property and equipment consist of the following as of December 31, 2017:

Computer equipment	$247,389
Furniture	95,267
Computer software	65,201
Leasehold improvements	95,790
	503,647
Less accumulated depreciation	(339,981)
Property and equipment, net	$ 163,666

Total depreciation expense for the year ended December 31, 2017 was $38,545.

6. Borrowings on margin

The Company utilizes margin for trading in its largest proprietary account. As of December 31, 2017, the margin balance was $307,402, which was fully collateralized by the securities held in the account. The Company's margin balance is included in due to clearing broker on the statement of financial condition. Refer to Note 2 regarding risks associated with borrowings.

7. Securities sold short

The Company is subject to certain inherent risks arising from its investing activities of selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in these financial statements.

8. Deferred revenue

At December 31, 2016, the Company carried on its statement of financial condition a deferred revenue account in the amount of $1,264,166 attributable to a business development credit granted by one of the Company's clearing brokers. The Company was recognizing the credit as revenue on a pro rata basis over the term of the clearing agreement. Under the terms of the original agreement, the amount of the credit could be reduced or lost if the agreement was terminated prematurely.

In 2017, the agreement with the clearing firm was renegotiated, whereby the early termination provisions of the old agreement were removed and a new agreement was executed effective August 2017. Since the early termination contingency was eliminated, the Company recognized the remaining balance of the deferred income account as earned in the current year. For the year ending December 31, 2017, a total of $1,083,333 consisting of $180,833 of pro rata amortization and $500,000 in payments received during the year. Deferred revenue of $1,583,333 was recognized as other income on the statement of income.

9. Commitments and contingencies

Commitments

The Company leases office space at its headquarters in Pasadena, California and other locations under non-cancellable operating leases expiring from 2018 to 2025. As of December 31, 2017, the Company's future minimum rental commitments are as follows:

Year ending December 31,	
2018	$ 784,590
2019	765,133
2020	787,549
2021	810,712
2022	835,370
Thereafter	2,272,422
	$ 6,255,776

Total rent expense, included in occupancy on the statement of operations, was $873,136 for the year ended December 31, 2017.

Under the terms of the agreements with the clearing firms, the Company is required to maintain minimum levels of regulatory net capital (see Note 13) and under certain conditions require payments for early termination. The most restrictive net capital requirement requires the Company to maintain a minimum level of net capital of $1,500,000. Early termination payment could materially affect the financial condition, results of operations and cash flows of the Company. In the opinion of management, the probability of early termination is remote. The clearing firm reserves the right to request the financials of the Company's parent company.

Contingencies

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. In the opinion of management the amount of any ultimate liability with respect to these matters will not materially affect the Company's financial condition, results of operations, or its cash flows.

10. Income taxes

The components of provision for income taxes for the year ended December 31, 2017 are as follows:

Current provision	
Federal	$2,670,418
State	415,633
	3,086,051
Deferred (benefit)	
Federal	(381,700)
Provision for income taxes	$2,704,351

10. Income taxes (continued)

The following tabulation reconciles the federal and state statutory tax rate to the Company's effective rate:

Federal statutory rate	$1,673,905
State statutory rate	477,419
Meals and entertainment	12,673
Margin Interest	(475)
Other	540,829
Provision for income taxes	$2,704,351

The tax effects of the temporary differences that give rise to the Company's deferred income tax assets and liabilities are as follows:

Deferred tax assets:	
Deferred rent	$190,700
Intangible	16,600
Allowance for doubtful accounts	214,400
State income tax deduction	108,100
Contingent liability	709,900
Total deferred tax assets	1,239,700
Deferred tax liabilities:	
Depreciation	(35,200)
Unrealized (gain)/loss	(14,200)
Total deferred tax liabilities	(49,400)
Net deferred tax assets	$1,190,300

The net deferred tax asset is $1,190,300, of which $869,700 relates to Federal taxes and $320,600 relates to State taxes. In assessing the realizable portion of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

11. Defined contribution plan

The Company participates in a 401(k) defined contribution plan (the "Plan"). All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer matching program whereby employer contributions are made to the Plan. During the year ended December 31, 2017, the Company made matching contributions of $147,110 to the Plan.

12. Related party transactions

During the year ended December 31, 2017, the Company made short-term advances and advanced payments of expenses for affiliates in the amount of $20,000, which will repaid in 2018. The Company had payables to affiliates at December 31, 2017.

13. Net capital requirements and customer protection requirements

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, the Company is required to maintain net capital as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2017, the Company's net capital was $1,980,894, which was $1,294,571 in excess of its minimum requirement of $686,323.

The Company claims exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii), as it does not hold customer securities or funds on account, as defined.

The Company is subject to SEC regulations which restrict the Company's ability to enter into transactions that result in a significant reduction in regulatory net capital without prior notification to or approval from the SEC.

14. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2017 or during the year then ended.

15. Acquisition of Financial West Group brokers and accounts

On August 21, 2017, the Company entered into an agreement with Financial West Investment Group to acquire the rights to assume the business relationship with the independent brokers who become affiliated with the Company. In accordance with ASC 805 *Business Combinations* and the provisions of ASU 2017-01 which provides clarifications regarding the definitions of a business under ASC 805, the Company has elected to adopt early ASU 2017-01. Based on this, the company has treated the base price of $783,777 as an intangible asset *Customer List* (the asset). The asset will be amortized over a period of four years. In accordance with the Company's accounting policies, the asset will be reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount on an asset may not be recoverable. At December 31, 2017 the carrying amount of the asset was $702,132. For the year ended December 31, 2017 the Company included $81,645 in amortization expense related to the asset

16. Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 one year making it effective for 2018. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after January 1, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for lessee with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and relate disclosures.

17. Subsequent events

The Company evaluated all subsequent event activity through the date the financial statements were issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosures in the notes to financial statements.